Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

March 10, 2021

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landa App LLC

Amendment No. 2 and 3 to

Offering Statement on Form 1-A

Filed January 21 and 22, 2021

File No. 024-11377

Ladies and Gentlemen:

This letter is submitted on behalf of Landa App LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated February 24, 2021 (the “Comment Letter”) regarding Amendment No. 2 and Amendment No. 3 to the Company’s Offering Statement on Form 1-A (File No. 024-11377) filed on January 21 and January 22, 2021, respectively (collectively, the “Offering Statement”), relating to a proposed offering of membership interests by certain series registered under the Company (each, a “Series”). The responses provided are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

March 10, 2021

Amendment 2 to Offering Statement on Form 1-A filed January 21, 2021

Distribution Policy, page 56

1.  We note your response to comment 2. Given the factors outlined in comment 2 (e.g., potentially significant impact of unanticipated capital expenditures and repairs, short term nature of leases), we are unable to agree with your determination that you have a reasonable basis for projecting a cash distribution. Please revise your filing to remove your disclosure of projected cash distributions. Please make corresponding revisions to your testing the water materials filed as exhibit 13.1. With respect to your testing the waters materials, please also refer to Rule 255(d), as applicable.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the Amended Offering Statement to remove all disclosure relating to projections of cash distributions. More specifically, the Company has revised the Amended Offering Statement to remove the section entitled “Distribution Policy” and all references to a “projected monthly cash distribution” elsewhere in the document, including in the section entitled “Description of the Properties,” where the Company has also removed all references to estimated monthly expenses and now discloses only expenses that are currently fixed or within the Company’s control.

The Company has also revised the testing the waters materials consistent with the Staff’s comment, which revised testing the waters materials are filed as Exhibit 13.3 of the Amended Offering Statement and have been posted on the Landa Mobile Application, which is the same manner in which the previous version of such testing the waters materials was distributed.

Landa App LLC Financial Statements as of and for the Nine Months Ended September 30, 2020, page F-11.

2.  We note your disclosure on page F-10 that the Company filed Certificates of Registered Series Limited Liability Company with the Secretary of State of the State of Delaware to register eight series entities in May 2020. Please tell us the inception date of each Series. To the extent the inception date was after January 1, 2020, please tell us how you determined it was not necessary for the audit opinion, financial statement headings, and footnotes to reflect the period of inception to September 30, 2020 for each Series.

Response to Comment No. 2

In response to the Staff’s comment, the audit opinion and headers in the audited financial statements of the Company in the Amended Offering Statement have been revised to reflect with respect to the Series the period from May 19, 2020 (i.e., the date of inception of each Series) to September 30, 2020 and the Company has revised the notes to its audited financial statements to further clarify the periods being covered.

March 10, 2021

Pro Forma Condensed Combined Financial Statements, page F-29

3.  Please tell us how you determined it was appropriate to reflect the receipt of offering proceeds in your pro forma financial statements, given that this offering is a best-efforts offering with no minimum.

Response to Comment No. 3

In response to the Staff’s comment, the Company has revised the unaudited pro forma financial statements beginning on page F-30 of the Amended Offering Statement to remove the receipt of offering proceeds from the pro forma adjustments.

4.  We note your pro forma adjustments that you are making to property operating expenses. Please revise your notes to your pro forma financial statements to clearly explain these adjustments and the assumptions involved. Reference is made to Rule 8-05 and Rule 11- 02(a)(8) of Regulation S-X.

Response to Comment No. 4

In response to the Staff’s comment, the Company has revised Note 1 to the unaudited pro forma financial statements beginning on page F-57 of the Amended Offering Statement to clarify the pro forma adjustments that the Company has applied to the operating expenses of each property.

5.  In your pro forma statements of operations, it appears that the column with the heading that begins with "Landa Properties - ..." (e.g. "Landa Properties - 115 Sardis Street") is based on the period the properties were owned by Landa Properties LLC. For certain properties, we note that the rental income and property operating expenses in this column do not appear to be consistent with the rental income and property operating expenses from the Georgia Single-Family Home Portfolio Combined Statements of Revenues and Certain Expenses. Please tell us how you determined it was unnecessary for the rental income and property operating expenses in this column to reflect the amounts from the Georgia Single-Family Home Portfolio Combined Statements of Revenues and Certain Expenses, which are historical statements. Reference is made to Rule 8-05 and Rule 11- 02(a)(4) of Regulation S-X.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the unaudited pro forma financial statements beginning on page F-30 of the Amended Offering Statement to properly reflect the rental income and property operating expenses reported in the Georgia Single-Family Home Portfolio Combined Statements of Revenues and Certain Expenses and has also revised Note 1 of the pro forma financial statements beginning on page F-57 of the Amended Offering Statement to reflect the correct rental income and property operating expenses.

March 10, 2021

Exhibits

6.  We note the references to lead-based paint in certain of the property appraisal reports. Please include a risk factor that discusses the material risks associated with the presence of lead-based paint in your properties or explain to us why you do not view this as a material risk for your properties or business.

Response to Comment No. 6

In response to the Staff’s comment, the Company has added a risk factor entitled “We have and may in the future purchase properties that contain lead-based paint, which may cause health problems, exposing us to third-party liability or may cause us to be in violation of environmental laws or regulations, either of which would adversely affect our operating results” beginning on page 17 of the Amended Offering Statement.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (202) 663-6743.

Sincerely,

/s/ Lillian Brown

cc: Via E-mail

Yishai Cohen, Chief Executive Officer

Neeraj Kumar, General Counsel

Gregory Crimmins, Head of Finance

Landa Holdings, Inc.

Bruce Roff, Partner

Daniel Laidlaw, Senior Manager

Marcum LLP